Exhibit 99.1

NexGen Releases Results from Shaft Pilot Hole Report and Assays from the Development Drilling Summer 2018 Program

VANCOUVER, Feb. 14, 2019 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE MKT:NXE) is pleased to report geotechnical results for the initial shaft pilot holes and assays for all twenty-nine holes comprising 20,482.31 m, drilled during the summer development program on the Company's 100% owned Rook I property, in the Athabasca Basin, Saskatchewan.

Highlights:

Shaft Pilot Hole Report

NexGen Energy Ltd. retained SRK Consulting Canada Inc. to complete a geotechnical, hydrogeological, and thermal characterization to confirm the selection of a suitable location for the proposed shaft and facilitate a Feasibility Study ("FS") level technical assessment related to the shaft pilot hole program. Additionally, DGI Geoscience Inc. completed a down-hole geophysics program to collect continuous data, in electronic format, of: sonic velocity, density, normal resistivity, natural gamma, spontaneous potential, mechanical caliper, and acoustic and optical scans of the borehole walls.

Three shaft pilot holes were successfully completed to a depth between 650 m and 702 m. The vertically drilled shaft pilot holes were kept within a 6.0 m diameter cylinder from surface through to their termination depths, intersected minimal structure and showed low hydraulic conductivity throughout via packer testing at regular intervals.

The shaft pilot hole geotechnical and hydrogeological conditions compiled in the Rook I Arrow Deposit Pilot Characterization Report will facilitate FS level engineering and design of two vertical shafts at the Arrow Deposit; one for exhaust air and one for production and fresh air.

  Overburden / Sedimentary Geotechnical: The sedimentary profile was confirmed to extend from surface down to the basement unconformity at approximately 100 m. Typical of holes drilled at the Arrow Deposit, an average sedimentary profile was developed from the shaft pilot holes:
    Overburden soils and sediments extended to 14 m
    Cretaceous Manville Group silts and clays to 63 m
    Devonian sandstone to 86 m
    Athabasca Group sandstones to maximum depth of 100 m (equating to a thickness of 14 m of Athabasca Group sandstone)
    Crystalline basement rock below 100 m
  Rock Geotechnical:
    Below 200 m depth and continuing to the end of hole (701.47 m), GAR-18-015 shows good-to-very good competent rock mass and very low fracture frequency (FF/m).
  Hydrogeological:
    General decrease in hydraulic conductivity (K) with depth below the basement unconformity resulting in favorable underground development conditions;
    Groundwater chemistry is not considered to present any risk to shaft development and construction.

Geotechnical Characterization of the A2 Sub-Zone

Assays have confirmed significant uranium mineralization was intersected in the two holes drilled to geotechnically characterize the rock mass within the A2 sub-zone. The holes were designed to obtain data in order to quantify the sub-surface conditions within the mine plan. Both holes were collared at a steep inclination, then shallowed out to a dip of approximately 57°.

  GAR-18-016 intersected 32.5 m at 6.65% U3O8 (574.5 to 607.0 m) including 10.0 m at 20.04% U3O8 (583.0 to 593.0 m) additionally, 10.0 m at 1.43% U3O8 (617.5 to 627.5 m). The hole intersected significant mineralization outside of the current high-grade resource shells and are not incorporated into the current mineral resource inventory. In terms of packers testing within the A2 sub-zone, GAR-18-016 showed low flow rates averaging 1.656 L/min (576.5 m to 639.0 m).
  GAR-18-017 intersected 7.5 m at 3.03% U3O8 (616.5 to 624.0 m) including 3.5 m at 6.34% U3O8 (620.0 to 623.5 m). The hole was drilled in an open area within the A2 sub-zone between two previously unconnected shells which has not yet been incorporated into the current mineral resource inventory. In terms of packers testing within the A2 sub-zone, GAR-18-017 showed low flow rates averaging 0.950 L/min (567.0 m to 618.0 m) and 0.218 L/min (618.0 m to 669.0 m)

Expansion, A2 High-Grade Domain

Assays from drilling focused on an under-explored area to the northeast boundary of the currently defined A2 high-grade domain have confirmed the presence of significant uranium mineralization within the A2 shear zone as well as between the A2 and A3 shears. The hole demonstrates the continuity of high-grade mineralization beyond the currently defined A2 high-grade domains.

  AR-18-220c1 located, approximately 50 m along strike to the northeast of AR-14-30 (10.32% U3O8 over 46.0 m) intersected 36.0 m at 1.12% U3O8 (512.0 to 548.0 m) including 2.0 m at 10.0% U3O8 (528.5 to 530.5 m) additionally, 16.5 m at 1.43% U3O8 (578.0 to 594.5 m). Between the currently defined A2 and A3 resource shells the hole intersected 36.0 m at 0.64% U3O8 (396.0 to 432.0 m) including 4.0 m at 5.23% U3O8 (402.05 to 406.5 m).

Drill hole locations and schematics are shown in Figures 1 to 5, while assay results are displayed in Table 1.

Leigh Curyer, Chief Executive Officer, commented: "These results highlight the strength of the technical setting of the Arrow Deposit for development and the growth potential that remains at Arrow.  Five years ago today, NexGen discovered the Arrow Deposit. With over 300,000m of drilling since that date and Arrow continuing to show incredible growth with these results, it is truly unique."

James Hatley, Senior Vice-President, Project Development, commented: "The geotechnical and hydrological conditions for shaft sinking at the Rook I Project have been thoroughly investigated at the feasibility level by SRK, and the bulk hydraulic conductivity in the basement rock from my experience is excellent."

Troy Boisjoli, Vice-President, Operations and Project Development, commented: "The assay results from the Summer 2018 drill program have confirmed areas with future growth potential at the Arrow Deposit. Another aspect confirmed by these assay results was the strong geotechnical characteristics of the A2 sub-zone. Both of these objectives were successfully reached, supporting the planning for the 2019 drill program which commenced in December 2018. We look forward to continuing this systematic approach in advancing the Arrow Deposit towards the completion of the Feasibility Study, scheduled for H1/2020.

Development, Activities & Financial

  Expediting Arrow to Feasibility by initiation of a 2-stage 125,000m (10 rig) high density drilling program that commenced in mid-December 2018 to focus on mine optimization plans based on Measured and Indicated mineral resources.
  As of January 31, 2019, the Company had cash-on-hand of approximately $110 million which fully funds NexGen for all drilling, feasibility and development programs planned this year.

Figure 1: Arrow Deposit Drilling Locations (CNW Group/NexGen Energy Ltd.)

Figure 2: Shaft Pilot Hole Locations, Arrow Deposit (CNW Group/NexGen Energy Ltd.)

Figure 3: A2 Geotechnical Characterization Holes (CNW Group/NexGen Energy Ltd.)

Figure 4: Expansion, A2 High-Grade Domain (CNW Group/NexGen Energy Ltd.)

Table 1: Arrow Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-18-210c1	327	-70	876.5	115	606.5	607.0	0.5	0.04
AR-18-210c2	327	-70	957.5	N/A	No significant intersections
AR-18-210c3	327	-70	946	N/A	No significant intersections
AR-18-211c1	327	-70	1128.5	N/A	865.5	866	0.5	0.05
					869	871	2	0.02
					875	877	2	0.03
					960.5	962.5	2	0.03
					988	991	3	0.02
					1088.5	1089.5	1	0.04
AR-18-211c2	327	-70	1014.5	N/A	No significant intersections
AR-18-211c3	327	-70	1063.5	N/A	647	647.5	0.5	0.01
					865.5	866.5	1	0.02
					953.5	954.5	1	0.03
AR-18-212c1	325	-67	807.5	97.7	No significant intersections
AR-18-213c1	327	-65	765.5	98.85	No significant intersections
AR-18-214c1	327	-65	891.5	111	149.5	151	1.5	0.01
					157	161.5	4.5	0.13
					337	337.5	0.5	0.05
AR-18-215c1	327	-70	990.5	N/A	883.5	884	0.5	0.02
					906	906.5	0.5	0.02
AR-18-216c1	327	-65	483.5	107.4	No significant intersections
AR-18-217c1	327	-73.5	1233.5	122.5	196	202	6	0.02
					727.5	728	0.5	0.02
					964.5	966	1.5	0.35
					969.5	971	1.5	0.04
					977.5	978.5	1	0.10
AR-18-218c1	327	-65	827	97.8	No significant intersections
AR-18-219c1	327	-65	663.5	133.95	342.5	347	4.5	0.05
					353	354	1	0.15
					358	371	13	0.08
					375	375.5	0.5	0.03
					381.5	383	1.5	0.02
					387	416	29	0.08
					420	421.5	1.5	0.01
					424.5	435	10.5	0.05
					438	472	34	0.14
					572	579.5	7.5	0.07
					586.5	590	3.5	1.87
				incl.	587	588	1	5.73
					593	595.5	2.5	0.02
					600.5	605	4.5	0.17
					610	612	2	0.43
					621	625.5	4.5	0.32
					631	631.5	0.5	0.21
AR-18-220c1	327	-68	744.5	130.35	331	332	1	0.02
					335.5	337.5	2	0.04
					359.5	362	2.5	0.03
					365	380.5	15.5	0.12
					383.5	391.5	8	0.18
					396	432	36	0.64
				incl.	402.5	406.5	4	5.23
					435.5	441	5.5	0.08
					444.5	456	11.5	0.05
					475	491	16	0.03
					501	508.5	7.5	0.11
					512	548	36	1.12
				incl.	520.5	521.5	1	8.55
				incl.	528.5	530.5	2	10.06
					578	594.5	16.5	1.43
				incl.	588.5	592.5	4	5.68
					597	599	2	0.05
					624.5	625.5	1	0.10
					641.5	646.5	5	0.05
					657	660.5	3.5	0.02
					680	682.5	2.5	0.04
AR-18-220c1a	327	-68	441	448	445	446.5	1.5	0.06
GAR-18-006	147	-80	737.4	100.8	518	522	4	0.21
					576	578	2	0.55
					600	601	1	0.03
GAR-18-006a	147	-80	155.4	101	No significant intersections
GAR-18-007	147	-68	671.4	93	No significant intersections
GAR-18-008	147	-65	629.6	96.05	597	598.5	1.5	0.10
					617.5	618	0.5	0.18
GAR-18-009	147	-70	641.4	101	No significant intersections
GAR-18-010	147	-90	650.44	98	548	551	3	0.06
					553.5	555	1.5	0.12
					558	559	1	0.01
GAR-18-011	147	-65	799.5	95.05	No significant intersections
GAR-18-012	327	-75	1043.4	N/A	564.5	566	1.5	0.05
					589	589.5	0.5	0.02
					602.5	606	3.5	0.28
					766	767.5	1.5	0.02
GAR-18-013	147	-90	650.4	108.9	No significant intersections
GAR-18-014	327	-80	659.4	101	No significant intersections
GAR-18-015	147	-90	701.47	96.35	No significant intersections
GAR-18-016	327	-65	660	128.85	492	493	1	0.09
					534	539.5	5.5	0.04
					550	554.5	4.5	0.04
					574.5	607	32.5	6.65
				incl.	583	593	10	20.04
				incl.	605	607	2	4.43
					617.5	627.5	10	1.43
				incl.	622.5	626	3.5	3.19
GAR-18-017	327	-65	717	127.75	503	504	1	0.11
					514.5	515	0.5	2.03
					517.5	518	0.5	0.36
					521.5	522	0.5	0.04
					530	532.5	2.5	1.35
					535.5	537	1.5	0.11
					563.5	567	3.5	0.06
					577.5	578.5	1	0.17
					581	599	18	0.06
					616.5	624	7.5	3.03
				incl.	620	623.5	3.5	6.34
					627	631	4	0.12
					638.5	640	1.5	0.02
					650.5	661	10.5	0.04
					666	669	3	0.07

Parameters:

  Maximum internal dilution 2.0 m downhole
  Minimum thickness of 0.5 m downhole
  Cutoff grade 0.01% U3O8
  All depths and intervals are metres downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.
  Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production. NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. NexGen is the recipient of the PDAC's 2018 Bill Dennis Award and the 2019 Environmental and Social Responsibility Award.

Technical Disclosure

The technical information in this news release with respect to the PFS has been reviewed and approved by Paul O'Hara, P.Eng. of Wood., David Robson, P.Eng., M.B.A., and Jason Cox, P.Eng. of RPA, each of whom is a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI-43-101").

The Mineral Resource Estimate was completed by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA.  Both are independent Qualified Persons in accordance with the requirements of National Instrument (NI) 43-101 and they have approved the disclosure herein. All other technical information in this news release has been approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen.  Mr. Boisjoli is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.  All other technical information in this news release has been approved by Mr. James Hatley, a Professional Engineer, Senior Vice-President – Project Development for NexGen.  Mr. Hatley is a qualified person for the purposes of NI 43-101 and has reviewed the underlying the information or opinions contained herein on mine design.

A technical report in respect to the PFS is filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca).

SEC Standards

Estimates of mineralization and other technical information included or referenced in this news release have been prepared in accordance with NI 43-101. The definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained pounds" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Technical Information

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource please refer to the technical report entitled "Arrow Deposit, Rook I Project Saskatchewan NI 43-101 Technical Report on Pre-feasbility Study" dated effective 5 November, 2018 (the "Rook 1 Technical Report") prepared by Paul O'Hara, P.Eng., Jason J. Cox, P.Eng., David M. Robson, P.Eng., M.B.A., Mark B. Mathisen, C.P.G. each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com and EDGAR (www.sec.gov/edgar.shtml) providing details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource and is available on NexGen Energy's website (www.nexgenenergy.ca).

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 2, 2018 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 14-FEB-19